                                                                    EXHIBIT 99.2

CONTACT:       INVESTOR RELATIONS                 (NYSE:  BMC)
                  (952) 851-6000                     FOR IMMEDIATE RELEASE

         BMC INDUSTRIES' 2ND QUARTER EARNINGS RISE; EPS UP 11% TO $0.20

July 27, 2000 -- Minneapolis, Minnesota, USA - BMC Industries, Inc. reported net earnings for the second quarter ended June 30, 2000 of $5.5 million, or $0.20 per diluted share. This compares to net earnings of $5.0 million, or $0.18 per diluted share, in the second quarter of 1999; an increase of 11%. Second quarter 2000 revenues increased 1% to $94.2 million from $93.3 million in 1999. Excluding the negative impact from the translation of foreign currencies during the quarter, consolidated revenues increased 4%.

For the six months ended June 30, 2000, total revenues increased to $183.0 million compared to $178.0 million for the same period in 1999; an increase of 3%. This increase was 5% without the negative impact of foreign currency translation. Net earnings for the six months were $7.8 million or $0.28 per diluted share, versus $8.2 million or $0.30 per diluted share in 1999.

"We are delighted with the overall performance of the Company in the second quarter," said BMC Chairman and Chief Executive Officer Paul B. Burke. "Buckbee-Mears, on the strength of favorable market dynamics and improved operating efficiencies, had a strong quarter delivering earnings of $7.2 million. The group's operating margin of 13.0% was the best since third quarter 1997. Vision-Ease recorded its highest quarterly revenues in company history driven by the momentum of several high-end, value-added products. Sales of Vision-Ease's higher-margin Tegra-Registered Trademark- coated polycarbonate and Outlook-TM-polycarbonate progressive lenses increased dramatically. Vision-Ease's sunwear products including SunSport-TM-non-ophthalmic and SunRx-Registered Trademark- polarized polycarbonate lenses also showed strong quarter-over-quarter growth."

Second quarter revenues from Buckbee-Mears, which includes Mask Operations and Buckbee-Mears St. Paul ("BMSP"), were $55.6 million, a slight decrease of $0.3 million from the $55.9 million of revenues reported in 1999. Buckbee-Mears sales were negatively impacted by foreign currency translation during the quarter. Excluding the impact of foreign currency translation, revenues for the group increased 4%.

On this revenue base, Buckbee-Mears' second quarter earnings increased $0.2 million from $7.0 million in 1999 to $7.2 million in 2000 and operating margins increased to 13.0%. Favorable product mix, improved production yields across all manufacturing lines, savings from automated inspection equipment installed on both monitor mask lines, and lower selling and marketing costs all contributed to the increase in quarter-over-quarter earnings. These operating improvements were partially offset by higher product engineering and development spending during the quarter to support the group's advanced products efforts. Buckbee-Mears' second quarter operating results were approximately $0.4 million lower in 2000 due to foreign currency translation rate changes from 1999.

Sales of entertainment masks increased 10% in second quarter 2000 compared to the prior year period. This increase was driven by a 40% rise in sales of jumbo entertainment masks and a 9% increase in sales of large entertainments masks, both of which are higher margin products. Sales of computer monitor masks decreased 25% in second quarter 2000 as compared to second quarter 1999 as a result of competitive price reductions and the temporary loss of volume from one particular monitor customer. In addition, BMSP's second quarter sales and profitability were down in 2000 as compared to a year ago. The focus for this business continues to be diversification of its customer and product base.

During the quarter, BMC announced that it had been selected by THOMSON multimedia as a supplier of shadow masks for its new lineup of digital high-definition television ("HDTV") receivers. Thomson's selection of BMC demonstrates our ability to support customers in the advanced products arena and participate in trends that continue to drive the television display market. BMC will build upon the strong relationships that exist with its customers and continue to invest in advanced product development to expand its presence in the growing HDTV, flat and other high-end mask and tube product segments.

BMC's Optical Products group generated revenues of $38.7 million in the second quarter of 2000, up 3%, or $1.2 million, over the prior year quarter. This revenue figure is the highest in company history. Sales of high-end, value-added products increased 18% and accounted for 65% of total second quarter 2000 revenues, compared to 57% in second quarter 1999. Partially offsetting this strong high-end product performance were glass and plastic sales, which were down 15% and 19% for the quarter, respectively, due principally to market dynamics and product sourcing issues.

High-end sales growth was due primarily to strong sales of Tegra-Registered Trademark- coated polycarbonate lenses and Outlook-TM- progressive polycarbonate lenses, which were introduced in 1999. Together, second quarter 2000 sales of these high-end products were up 185% over the same period last year. In addition, sales of Vision-Ease's SunRx-Registered Trademark-polarized polycarbonate lenses grew 40%.

Vision-Ease's SunSport-TM- non-ophthalmic polarizing lens business posted another excellent quarter with sales growing 52% over the same period a year ago. A strong broad trend to the use of polarizing lenses in premium sunwear coupled with growing relationships with several prominent sunwear manufacturers continue to produce strong results and assist Vision-Ease in diversifying its revenue base.

Optical Product's second quarter earnings were $4.6 million in 2000 compared to $5.5 million in the prior year. Operating margin for the quarter was 12%, significantly improved from 6% in first quarter 2000, but down from 15% posted for the second quarter last year. Second quarter 2000 earnings continue to be negatively impacted by higher product costs related to lenses produced during 1999. Strategic investments in key research and development projects and the expansion of Vision-Ease Europe's new business development efforts (including laboratory infrastructure) also impacted the group's second quarter results. Vision-Ease has implemented a number of measures designed to return its business to its previous standards of operating performance, including expanding production capabilities at its existing Jakarta, Indonesia facility and optimizing lens production among all of its facilities.

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Other income of $1.0 million for the second quarter included a $0.6 million gain on the settlement of a cross-currency swap.

This press release contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that are intended to be covered by the safe harbors created thereby. Statements made in this press release which are not strictly historical, including statements regarding future performance, are forward-looking statements and as such are subject to a number of risks and uncertainties, including, among others, lower demand for televisions, computer monitors and ophthalmic lenses; further mask and ophthalmic lens price declines and imbalances of supply and demand; ability to meet customer new product qualifications; consumer demand for direct-view high-definition television and digital receivers; competition with alternative technologies and products, including laser surgery for the correction of visual impairment and liquid crystal, plasma, projection and other types of visual displays; ability to implement the Optical Products group's initiatives in strategic polycarbonate marketing and manufacturing sourcing; ability to grow European sales through the operation of processing laboratories; new product development, introduction and acceptance; cost reduction and reorganization efforts; continued slowdown at BMSP; ability to partner with new and existing Buckbee-Mears customers or transition development relationships into full-scale production; the effect of regional or global economic slowdowns; adjustments to inventory valuations; liability and other claims asserted against BMC; negative foreign currency fluctuations; and ability to recruit and retain key personnel.

BMC Industries, Inc., through its Vision-Ease subsidiary, is a leading designer, manufacturer and distributor of polycarbonate, glass and hard-resin plastic eyewear lenses. BMC, through its Buckbee-Mears division, also manufactures precision imaged products such as aperture masks and photo-etched metal and electroformed parts. BMC is the only North American manufacturer of aperture masks, which are used in color television and computer monitor picture tubes. BMC's common stock is traded on the New York Stock Exchange under the symbol "BMC". For more information about BMC Industries, Inc., visit the Company's website: www.bmcind.com.

                                     -more-
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                              BMC INDUSTRIES, INC.

                  CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
                                   (Unaudited)
                    (in thousands, except per share amounts)

                                                                       Three Months Ended                 Six Months Ended
                                                                            June 30                           June 30
                                                               -----------------------------------------------------------------
                                                                      2000            1999               2000            1999
--------------------------------------------------------------------------------------------------------------------------------
Revenues                                                       $    94,237     $    93,339      $     182,988   $     177,984
Cost of products sold                                               78,346          75,866            155,033         146,944
--------------------------------------------------------------------------------------------------------------------------------
Gross Margin                                                        15,891          17,473             27,955          31,040
Selling                                                              4,110           4,999              8,389           9,364
Administrative                                                       1,507           1,486              2,797           2,719
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Income from Operations                                              10,274          10,988             16,769          18,957
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Other Income and (Expense)
     Interest expense                                               (3,368)         (3,410)            (6,583)         (6,873)
     Interest Income                                                    64              81                 86              86
     Other income                                                    1,027              69              1,027             459
--------------------------------------------------------------------------------------------------------------------------------
Earnings Before Income Taxes                                         7,997           7,728             11,299          12,629
Income Taxes                                                         2,522           2,721              3,523           4,431
--------------------------------------------------------------------------------------------------------------------------------

Net Earnings                                                   $     5,475     $     5,007      $       7,776   $       8,198
--------------------------------------------------------------------------------------------------------------------------------

Net Earnings Per Share:
     Basic                                                     $      0.20     $      0.18      $        0.28   $        0.30
     Diluted                                                          0.20            0.18               0.28            0.30
================================================================================================================================

Number of Shares Included in Per Share Computation:
     Basic                                                          27,401          27,275             27,392          27,238
     Diluted                                                        27,582          27,769             27,590          27,587
================================================================================================================================


                                     -more-
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                              BMC INDUSTRIES, INC.

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)
                                 (in thousands)

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                                                                                              JUNE 30             December 31
                                                                                                 2000                    1999
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
ASSETS
Cash and cash equivalents                                                       $               1,910     $             1,146
Trade accounts receivable, net                                                                 48,129                  42,025
Inventories                                                                                    76,380                  82,312
Deferred income taxes                                                                          12,129                  11,588
Other current assets                                                                           13,890                  12,580
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     Total Current Assets                                                                     152,438                 149,651
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Property, plant and equipment                                                                 279,326                 278,807
Less accumulated depreciation                                                                 134,623                 127,569
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     Property, plant and equipment, net                                                       144,703                 151,238
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Deferred income taxes                                                                           9,095                   9,221
Intangibles assets, net                                                                        66,598                  68,232
Other assets                                                                                    5,967                   5,211
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TOTAL ASSETS                                                                    $             378,801     $           383,553
==================================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

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Short-term borrowings                                                           $               1,242     $             2,303
Accounts payable                                                                               32,859                  30,342
Income taxes payable                                                                            8,675                   8,093
Accrued expenses and other current liabilities                                                 20,990                  19,197
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     Total Current Liabilities                                                                 63,766                  59,935
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Long-term debt                                                                                152,049                 165,959
Other liabilities                                                                              19,395                  18,522
Deferred income taxes                                                                           2,582                   2,715

Stockholders' equity
     Common stock                                                                              49,174                  49,077
     Retained earnings                                                                         99,574                  92,620
     Accumulated other comprehensive income (loss)                                             (6,016)                 (3,495)
     Other                                                                                     (1,723)                 (1,780)
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         TOTAL STOCKHOLDERS' EQUITY                                                           141,009                 136,422
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TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                      $             378,801     $           383,553
==================================================================================================================================


                                     -more-

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                              BMC INDUSTRIES, INC.

                               SEGMENT INFORMATION
                                   (Unaudited)
                                 (in thousands)

                                                                     Three Months Ended June 30
                            --------------------------------------------------------------------------------------------------------
                                   Buckbee-Mears                       Optical Products                      Consolidated
                            --------------------------------------------------------------------------------------------------------
                                   2000               1999             2000              1999               2000              1999
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
Revenues                    $    55,576      $      55,851      $    38,661       $    37,488      $      94,237      $     93,339
Cost of Products Sold            47,156             47,250           31,190            28,616             78,346            75,866
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Gross Margin                      8,420              8,601            7,471             8,872             15,891            17,473
Gross Margin %                     15.2%              15.4%            19.3%             23.7%              16.9%             18.7%
Selling                           1,191              1,591            2,919             3,408              4,110             4,999
Unallocated corporate
  administration                      -                  -                -                 -              1,507             1,486
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Income from Operations      $     7,229      $       7,010      $     4,552       $     5,464      $      10,274      $     10,988
====================================================================================================================================

Operating income %                 13.0%              12.6%            11.8%             14.6%              10.9%             11.8%

Capital spending                                                                                   $       2,591      $      2,747

Depreciation and
  amortization                                                                                     $       6,138      $      5,730

EBITDA                                                                                             $      17,503      $     16,868

EBITDA %                                                                                                    18.6%             18.1%


                                      -30-